Exhibit 99.2

Formato de Poder / Form of Power of Attorney

Carta Poder / Proxy Letter

[*] (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de [*] (los “Apoderados”) para que cualquiera de los Apoderados, asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico, S.A.P.I. de C.V. (la “Sociedad”), que se celebrará el 30 de abril de 2025 a las 15:00 horas, dentro del domicilio social de la Sociedad, específicamente en el ubicado en Av. Paseo Royal Country 4596, Torre Cube 2, piso 16, Fraccionamiento Puerta de Hierro, Zapopan, Jalisco, 45116, México (la “Asamblea”) en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea, [*] acciones que de dicha Sociedad la Poderdante es titular:

[*] (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of [*] (the “Attorneys-in-Fact”) so that, attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.P.I. de C.V. (the “Company”), to be held on April 30, 2025 at 15:00 at the Company’s registered office, specifically in the located at Av. Paseo Royal Country 4596, Torre Cube 2, 16th floor, Fraccionamiento Puerta de Hierro, Zapopan, Jalisco, 45116, Mexico (the “Meeting”), through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set forth below, in such Meeting, [*] shares owned by the Principal:

Orden del Día de la Asamblea General Ordinaria de Accionistas

		A favor	En contra	Abstención
1.	Presentación, discusión, modificación, y en su caso, aprobación del informe anual del Consejo de Administración, a que se refiere el inciso e) de la fracción IV del artículo 28 de la Ley del Mercado de Valores y el artículo 172 inciso b) de la Ley General de Sociedades Mercantiles, por el ejercicio social comprendido del 1 de enero de 2024 al 31 de diciembre de 2024.
2.	Presentación, discusión, modificación, y en su caso, aprobación del informe anual por parte del Comité de Auditoría y Prácticas Societarias por el ejercicio social comprendido del 1 de enero de 2024 al 31 de diciembre de 2024.
3.

Presentación, discusión, modificación, y en su caso, aprobación del informe sobre el cumplimiento de las obligaciones fiscales a cargo de la Sociedad durante el ejercicio social comprendido del 1 de enero de 2024 al 31 de diciembre de 2024.

4.	Presentación, discusión, modificación, y en su caso, aprobación de los estados financieros consolidados de la Sociedad con motivo del ejercicio social comprendido del 1 de enero de 2024 al 31 de diciembre de 2024.

Agenda for the General Ordinary Shareholders' Meeting

		In favor	Against	Abstention
1.

Presentation, discussion, modification and, if applicable, approval of the annual report of the Board of Directors, referred to in Article 28, Section IV, paragraph e) of the Securities Market Law (Ley del Mercado de Valores) and Article 172, paragraph b) of the General Corporations Law (Ley General de Sociedades Mercantiles), for the fiscal year held from January 1st, 2024 to December 31st, 2024.

2.	Presentation, discussion, modification and, if applicable, approval of the annual report of the Audit and Corporate Practices Committee for the fiscal year held from January 1st, 2024 to December 31st, 2024.
3.	Presentation, discussion, modification and, if applicable, approval of the tax obligations compliance report of the Company during the fiscal year held from January 1st, 2024 to December 31st, 2024.
4.	Presentation, discussion, modification and, if applicable, approval of the consolidated financial statements of the Company for the fiscal year held from January 1st, 2024 to December 31st, 2024.

Formato de Poder / Form of Power of Attorney

5.	Propuesta, discusión, y en su caso, aprobación sobre el pago de dividendos.
6.	Propuesta, discusión, y en su caso, aprobación sobre la reelección, elección o remoción de los miembros del Consejo de Administración de la Sociedad.
7.	Propuesta, discusión, y en su caso, aprobación sobre la reelección, elección o remoción de los miembros del Comité de Auditoría y Prácticas Societarias de la Sociedad.
8.	Propuesta, discusión, y en su caso, determinación de los emolumentos correspondientes a los miembros del Consejo de Administración y miembros del Comité de Auditoría y Prácticas Societarias de la Sociedad.
9.	Propuesta, discusión, y en su caso, aprobación de otorgamiento y revocación de poderes.
10.	Designación de delegados especiales para formalizar las resoluciones adoptadas en la Asamblea.

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.

5.	Presentation, discussion and, if applicable, approval of the dividends payment.
6.	Presentation, discussion and, if applicable, approval on the reelection, appointment or removal of members of the Board of Directors of the Company.
7.	Presentation, discussion and, if applicable, approval on the reelection, appointment or removal of members of the Audit and Corporate Practices Committee of the Company.
8.	Presentation, discussion and, if applicable, determination of emoluments for the members of the Audit and Corporate Practices Committee of the Company.
9.	Presentation, discussion and, if applicable, approval of the granting and revocation of powers of attorney.
10.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

[*] de [*] de 2025 / [*] [*], 2025

[*]
Por/By: [*]
Cargo/Title: Apoderado / Attorney-in-fact

Testigos/Witnesses

Por/By :	Por/By :
Nombre/Name:	Nombre/Name: